SCHIFF KREIDLER-SHELL INC
ATTN: Bob Murphy
1 W. 4TH STREET, #1300
CINCINNATI, OH 45202

INSURED:	JOHNSON INVESTMENT COUNSEL, INC.
PRODUCT:	DFIBond
POLICY NO:	81470579
TRANSACTION:	ENDT

FEDERAL INSURANCE COMPANY

Endorsement No. 5

				Bond Number:	81470579

NAME OF ASSURED: JOHNSON INVESTMENT COUNSEL, INC.

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any
Investment Company.

			SINGLE LOSS		DEDUCTIBLE
INSURING CLAUSE			LIMIT OF LIABILITY		AMOUNT
1	.	Employee		$1,000,000		$0
2	.	On Premises	$	Not Covered	$	n/a
3	.	In Transit	$	Not Covered	$	n/a
4	.	Forgery or Alteration	$	Not Covered	$	n/a
5	.	Extended Forgery	$	Not Covered	$	n/a
6	.	Counterfeit Money	$	Not Covered	$	n/a
7	.	Threats to Person	$	Not Covered	$	n/a
8	.	Computer System	$	Not Covered	$	n/a
9	.	Voice Initiated Funds Transfer Instruction	$	Not Covered	$	n/a
10	.	Uncollectible Items of Deposit	$	Not Covered	$	n/a
11	.	Audit Expense	$	Not Covered	$	n/a

This Endorsement applies to loss discovered after 12:01 a.m. on May 15, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 15, 2013

ICAP Bond
Form 17-02-1582 (Ed. 5-98)	Page 1